82-

Registration No. 4154


SEC MAIL PROCESSING
RECEIVED
OCT 24 2006
WASH, D.C.
213
SECTION

SUPPL

Komu *Attention*	***Securities and Exchange Commission, Division of Corporate Finance, 450 fifth Street, N.W. - Washington D. C. 20549***	tel.: fax:	 0012029429525
Od *From*	**KOMERČNÍ BANKA, a. s.** **P.O. BOX 839** **114 07 PRAHA 1**	tel.: fax:	+420222432005 +420224229483
Kopie *cc*			

Datum *Dato*	12. 10. 2006		
Stran *Pages*	**2 (including this page)**		
	Telefonní kontakt pro případ nedošlých stránek *In case of missing pages please call*	tel.:	+420222432005

Věc
Subject

Dislosure duty – acquisition




06017761

Dear Sirs,

Please find enclosed information concerning acquisition.

Yours Sincerely,

Sylva Floriková
Head of Compliance

PROCESSED
OCT 31 2006
THOMSON
FINANCIAL

10/30

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If this document does not concern you, destroy it promptly, please keep its content confidential and inform the sender. Thank you

Komerční banka has become a 100% shareholder of Modrá pyramida stavební spořitelna, a.s.

Prague, 13 October 2006 - Komerční banka, a.s. (KB) has today completed the previously announced purchase of 60% shares of Modrá pyramida stavební spořitelna, a.s. (MPSS) for EUR 144 million (equivalent approx. of CZK 4.2 billion).

The transaction was approved by the Czech Antimonopoly Office and the Czech National Bank.

As a result, KB has gained 100% control over MPSS.

The acquisition of MPSS is a strategic step for KB in terms of expansion on its home market. KB and MPSS will benefit from significant cross-selling potential and synergies stemming mainly from MPSS customer base and from its well trained and exclusive MPSS's network of financial agents.

Modrá pyramida

MPSS is a building society offering specialized products in the area of building savings and loans. The distribution of MPSS product is ensured by a mobile network of 1,800 professional and well-trained agents, which offer MPSS products through 160 own points of sale and over 240 external agencies all over the Czech Republic. MPSS has 365 employees.

Key data of MPSS, in EUR million:

	31 December 2005	30 June 2006
Total assets	2,023	2,124
Total equity	56	65
Client deposits	1,920	1,934
Loan book	674	758
Net profit for the period	9	7